Exhibit 99.2

MDxHealth SA and Subsidiaries 2021 Financial Results as of December 31, 2021

Unaudited consolidated statement of profit and loss

Thousands of $ (except per share amounts) For the years ended December 31	2021	2020
Services	21,937	18,064
Licenses	250	250
Royalties and other revenues	52	146
Revenues	22,239	18,460
Cost of goods & services sold	(11,675)	(10,416)
Gross profit	10,564	8,044
Research and development expenses	(6,673)	(4,543)
Selling and marketing expenses	(17,744)	(16,752)
General and administrative expenses	(14,149)	(13,990)
Other operating income, net	1,161	118
Operating loss	(26,841)	(27,123)
Financial income	11	4
Financial expenses	(2,172)	(1,543)
Loss before income tax	(29,002)	(28,662)
Income tax	0	0
Loss for the year	(29,002)	(28,662)

Earnings per share attributable to parent (EPS)
Basic and diluted, $	(0.24)	(0.34)

Unaudited consolidated statement of comprehensive income

Thousands of $ For the years ended December 31	2021	2020
Loss for the year	(29,002)	(28,662)
Other comprehensive income
Items that will be reclassified to profit or loss:
Exchange differences arising from translation of foreign operations	264	(383)
Total comprehensive loss for the year (net of tax)	(28,738)	(29,045)

MDxHealth SA and Subsidiaries 2021 Financial Results as of December 31, 2021

Unaudited consolidated statement of financial position

Thousands of $ For the years ended December 31	2021	2020
ASSETS
Non-current assets
Intangible assets	3,448	5,058
Property, plant and equipment	1,671	973
Right-of-use assets	3,347	2,734
Total non-current assets	8,466	8,765

Current assets
Inventories	1,911	2,324
Trade receivables	4,582	3,771
Prepaid expenses and other current assets	1,615	1,043
Cash and cash equivalents	58,498	15,953
Total current assets	66,606	23,091
TOTAL ASSETS	75,072	31,856

EQUITY
Share capital	128,454	76,716
Issuance premium	153,177	136,349
Retained earnings	(244,302)	(215,300)
Share-based compensation	10,607	9,385
Translation reserve	(1,037)	(1,301)
Total equity	46,899	5,849

LIABILITIES
Non-current liabilities
Loans and borrowings	7,651	10,279
Lease liabilities	2,624	2,017
Other non-current financial liabilities	1,466	690
Total non-current liabilities	11,741	12,986

Current liabilities
Loans and borrowings	4,441	2,818
Lease liabilities	840	757
Trade payables	7,455	5,320
Other current liabilities	2,735	3,217
Other current financial liabilities	961	909
Total current liabilities	16,432	13,021
Total liabilities	28,173	26,007
TOTAL EQUITY AND LIABILITIES	75,072	31,856

MDxHealth SA and Subsidiaries 2021 Financial Results as of December 31, 2021

Unaudited consolidated statement of cash flow

Thousands of $ For the years ended December 31	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss	(26,841)	(27,123)
Depreciation and amortization	3,036	3,332
Impairment	0	273
Share-based compensation	1,222	1,295
Other non-cash transactions	(325)	26
Cash used in operations before working capital changes	(22,908)	(22,197)

Decrease / (increase) in inventories	413	(1,132)
(Increase) / decrease in receivables	(1,383)	2,851
Increase in payables	1,653	234
Net cash outflow from OPERATING ACTIVITIES	(22,225)	(20,244)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(1,219)	(537)
Interests received	11	0
Net cash outflow from investing activities	(1,208)	(537)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares (net of transaction costs)	68,566	13,875
Proceeds from the issuance of long-term debt	0	2,316
Payment of lease liability	(1,057)	(831)
Payment of interest	(1,011)	(1,070)
Net cash inflow from financing activities	66,498	14,290

Net increase / (decrease) in cash and cash equivalents	43,065	(6,491)

Cash and cash equivalents at beginning of the financial year	15,953	22,050
Effect on exchange rate changes	(520)	394
Cash and cash equivalents at end of the financial year	58,498	15,953

MDxHealth SA and Subsidiaries 2021 Financial Results as of December 31, 2021

Unaudited consolidated statement of changes in equity

	Attributable to owners of mdxhealth sa
Thousands of $	Share capital & issuance premium	Retained earnings	Share-based compen-sation	Trans-lation reserve	Total equity
Balance at January 1, 2020	199,190	(186,638)	8,090	(918)	19,724
Loss for the year		(28,662)			(28,662)
Other comprehensive income				(383)	(383)
Total comprehensive income for the year		(28,662)		(383)	(29,045)

Transactions with owners in their capacity as owners:
Issuance of shares	14,186				14,186
Deduction of transaction costs	(311)				(311)
Share-based compensation costs			1,295		1,295
Balance at December 31, 2020	213,065	(215,300)	9,385	(1,301)	5,849

Balance at January 1, 2021	213,065	(215,300)	9,385	(1,301)	5,849
Loss for the year		(29,002)			(29,002)
Other comprehensive income				264	264
Total comprehensive income for the year		(29,002)		264	(28,738)

Transactions with owners in their capacity as owners:
Issuance of shares	75,339				75,339
Deduction of transaction costs	(6,773)				(6,773)
Share-based compensation costs			1,222		1,222
Balance at December 31, 2021	281,631	(244,302)	10,607	(1,037)	46,899

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